EXHIBIT 99.2

FirstService Announces Election of Directors

TORONTO, April 13, 2017 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held in Toronto yesterday, the seven director nominees listed in FirstService’s management information circular dated February 27, 2017 were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brendan Calder	44,979,552	99.30%	318,488	0.70%
Bernard I. Ghert	44,979,534	99.30%	318,506	0.70%
Jay S. Hennick	44,519,833	98.28%	778,207	1.72%
D. Scott Patterson	45,003,415	99.35%	294,625	0.65%
Frederick F. Reichheld	44,995,144	99.33%	302,896	0.67%
Michael Stein	44,482,229	98.20%	815,811	1.80%
Erin J. Wallace	44,995,404	99.33%	302,636	0.67%

* As a vote was taken by a show of hands, the number of votes disclosed reflects those proxies received by management in advance of the meeting.

In addition, at the meeting, FirstService shareholders approved, with a vote by a show of hands, the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year, as described in the circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates $1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500